

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 14, 2019

Francisco Atalig
Senior Vice President and Chief Financial Officer
BankGuam Holding Co
P.O. Box BW
Hagatna, Guam 96932

      Re: BankGuam Holding Co
          Form 10-K for the fiscal year ended December 31, 2017
          Filed June 29, 2018
          Form 10-Q for the quarterly period ended September 30, 2018
          Filed November 9, 2018
          File No. 000-54483

Dear Mr. Atalig:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Financial Services